Aduro Clean Technologies Announces Pricing of US$15.64 Million Underwritten Public
Offering and Concurrent Private Placement of up to US$7.17 Million

London, Ontario, June 10, 2026 - Aduro Clean Technologies Inc. ("Aduro" or the "Company") (Nasdaq: ADUR) (TSX: ACT) (FSE: 9D5), a clean technology company using the power of chemistry to transform lower value feedstocks, like waste plastics, heavy bitumen, and renewable oils, into resources for the 21st century, today announced:

(i) an underwritten U.S. and Canadian public offering (the "Public Offering") of 1,028,645 common shares at a price of US$15.20 (C$21.20) per common share (the "Offering Price") for gross proceeds to the Company, under the Public Offering, of US$15,635,404, before deducting underwriting discounts and Public Offering expenses; and

(ii) a concurrent non-brokered private placement (the "LIFE Offering") of up to 471,698 common shares at the Offering Price per common share for gross proceeds to the Company, under the LIFE Offering, of up to US$7,169,810, before deducting any finder's fees and other LIFE Offering expenses, for aggregate gross proceeds to the Company of up to US$22,805,214 (collectively, the "Offering"), before deducting discounts, fees and other Offering expenses.

Canaccord Genuity is acting as sole bookrunner for the Public Offering. In connection with the Public Offering, the Company entered into an underwriting agreement with Canaccord Genuity, as representative of the several underwriters in the Public Offering (the "Underwriting Agreement").

Aduro intends to use the net proceeds from the Offering for expenditures related to the design, engineering and construction of first-of-a-kind demonstration-scale industrial plant (the "FOAK Plant"), ongoing research and development costs and the remainder for general corporate purposes and working capital. The Public Offering is expected to close on or about June 11, 2026 (the "Closing Date"), subject to the satisfaction of customary closing conditions including the listing of the offered common shares on the Toronto Stock Exchange (the "TSX") and the Nasdaq Capital Market (the "Nasdaq") and any required approvals of the TSX and Nasdaq. The Public Offering is not conditional on the closing of the LIFE Offering, and the LIFE Offering is not conditional on the closing of the Public Offering. The LIFE Offering is expected to close on or about the Closing Date, or such other date as the Company may determine, and, in any event, on or before a date not later than 45 days after the date hereof. The LIFE Offering may close in one or more tranches.

The Public Offering is being made pursuant to an effective shelf registration statement on Form F-10, as amended (File No. 333-292023), previously filed with the U.S. Securities and Exchange Commission ("SEC") on December 15, 2025 and became effective upon filing, and the Company's Canadian short form base shelf prospectus dated December 15, 2025 (the "Base Shelf Prospectus") and an accompanying prospectus supplement to the Base Shelf Prospectus (the "Prospectus Supplement", and together with the Base Shelf Prospectus, the "Final Prospectus").

The Base Shelf Prospectus relating to the Public Offering and describing the terms thereof has been filed with the securities regulatory authorities in British Columbia and Ontario and with the SEC in the United States and is available for free by visiting the Company's profiles on the SEDAR+ website maintained by the Canadian Securities Administrators at www.sedarplus.ca or the SEC's website at www.sec.gov, as applicable. The Prospectus Supplement will be filed with the securities regulatory authorities in British Columbia and Ontario and the SEC. Copies of the Final Prospectus may be obtained, when available, at the SEC's website at www.sec.gov  or from Canaccord Genuity LLC, Attn: Syndication Department, 1 Post Office Square, 30th Floor, Boston, MA 02109, or by email at prospectus@cgf.com.

Before you invest, you should read the Final Prospectus and other documents the Company has filed or will file with the with the securities regulatory authorities in British Columbia and Ontario and the SEC, for more complete information about the Company and the Offering.

The LIFE Offering is being made to purchasers resident in all provinces of Canada, except Québec, pursuant to the listed issuer financing exemption from the prospectus requirement available under Part 5A of National Instrument 45-106 - Prospectus Exemptions and Coordinated Blanket Order 45-935 - Exemptions from Certain Conditions of the Listed Issuer Financing Exemption of the Canadian Securities Administrators (collectively, the "LIFE Exemption"). Subject to compliance with the terms of the LIFE Exemption, the common shares offered under the LIFE Exemption (the "LIFE Shares") will not be subject to resale restrictions pursuant to applicable Canadian securities laws. In addition, the LIFE Shares may be offered for sale on a private placement basis pursuant to available exemptions from the registration or prospectus requirements to investors resident in certain other jurisdictions outside of Canada and the United States; provided it is understood that the Company will not be required to register or make any filings (other than reports on sales of securities in the United States and Canada) in such jurisdictions.

There is an offering document related to this LIFE Offering that can be accessed under the Company's profile at www.sedarplus.com and on the Company's website at www.adurocleantech.com. Prospective investors should read this offering document before making an investment decision.

The Company anticipates certain insiders of the Company may participate in the LIFE Offering. Any participation in the LIFE Offering by insiders constitutes a "related party transaction" as defined under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). However, the Company expects to rely on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 based on the fact neither the fair market value of the LIFE Shares subscribed for by the insiders, nor the consideration for the LIFE Shares paid by such insiders, would exceed 25% of the Company's market capitalization as at the date of this press release.

The Company intends to rely upon the exemption set forth in Section 602.1 of the TSX Company Manual in connection with the Offering, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company's securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company's securities in any state or jurisdiction in which such offers, solicitations or sales would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. None of the LIFE Shares will be registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold in the United States absent registration or an exemption from registration.

All amounts in this press release are in United States dollars unless otherwise indicated. All foreign exchange calculations set forth in this press release is based on the exchange rate posted by the Bank of Canada on June 9, 2026 of US$1 = C$1.3947.

About Aduro Clean Technologies

Aduro Clean Technologies is a developer of patented water-based technologies to chemically recycle waste plastics; convert heavy crude and bitumen into lighter, more valuable oil; and transform renewable oils into higher-value fuels or renewable chemicals. The Company's Hydrochemolytic™ technology relies on water as a critical agent in a chemistry platform that operates at relatively low temperatures and cost, a game-changing approach that converts low-value feedstocks into resources for the 21st century.

For further information, please contact:

Abe Dyck, Head of Corporate Development / Investor Relations

ir@adurocleantech.com

+1 226 784 8889

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of applicable United States securities laws, and "forward-looking information" within the meaning of Canadian securities laws (collectively, "forward-looking statements"). All statements, other than statements of historical facts, included in this press release are forward-looking statements. The material factors and assumptions used to develop the forward-looking statements contained in this press release include the following: our understanding and belief of the current market conditions, approved business plans and regulatory approvals with respect to the FOAK Plant and other pilot plants, continued positive research and development results, results of our test work for technological and process improvements, our experience with regulators, and continuation of positive economic conditions. When used in this press release or otherwise, the words "plan", "potential," "indicate," "expect," "intend," "believe," "may," "will," "if," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, without limitation, references to the Company's expectations regarding the closing of each of the Public Offering and satisfaction of conditions precedent in the Underwriting Agreement, closing of the LIFE Offering and satisfaction of conditions precedent to any subscription agreement entered into in connection therewith, the receipt of all regulatory approvals (including of the TSX and Nasdaq) for the Public Offering and the LIFE Offering, the anticipated gross proceeds of the Public Offering and the LIFE Offering, and its anticipated use of net proceeds from the Public Offering and LIFE Offering. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, risks and uncertainties related to the satisfaction of customary closing conditions related to the Public Offering and the LIFE Offering, receipt of all regulatory approvals therefor, or other factors that result in changes to the Company's anticipated use of proceeds, including those which may affect the Company's expectations with respect to its FOAK Plant or other pilot plants. These and other risks and uncertainties are described more fully in the section captioned "Risk Factors" in the Company's Base Shelf Prospectus, Prospectus Supplement, management discussion and analyses, and its annual information form dated August 27, 2025, all of which is or will be available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law, including the securities laws of the United States and Canada.